545 E. JOHN CARPENTER FREEWAY, SUITE 1300 IRVING, TX 75062 PH: 972-444-4900 NYSE: FCH
July 12, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3233
Washington, D.C. 20549
Attn: Shannon Sobotka

Re:	FelCor Lodging Trust Incorporated
Form 10-K for the year ended December 31, 2015
Filed on February 26, 2016
File No. 001-14236

FelCor Lodging Limited Partnership
Form 10-K for the year ended December 31, 2015
Filed on February 26, 2016
File No. 333-39595-01

Dear Shannon Sobotka:
On behalf of FelCor Lodging Trust Incorporated and FelCor Limited Lodging Partnership (together "FelCor"), we hereby file FelCor's response to the comment contained in the letter from the U.S. Securities and Exchange Commission, Division of Corporation Finance (the “Commission”) dated July 6, 2016 regarding the Form 10-K for the year ended December 31, 2015. For your convenience, we have repeated the comment prior to our response.
Form 10-K for the year ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Non-GAAP Financial Measures, page 36

1.	We note that your calculation of FFO reconciles to Net income attributable to common stockholders and as such, it appears that the resulting calculated FFO

U.S. Securities and Exchange Commission
July 12, 2016

represents FFO attributable to common stock holders rather that FFO for the entire Company. In future filings, please re-label "Funds from operations" to Funds from operations attributable to common stockholders".

Response: In our future filings, we will label our FFO metric generally consistent with your request. However, since our FFO also includes amounts attributable to FelCor Lodging Limited Partnership common unitholders other than FelCor Lodging Trust Incorporated (i.e., their non-controlling interest), we will add a footnote to the FFO table clarifying that FFO, as presented, is attributable to their interest, as well as our outstanding common stock.

The Company acknowledges the comment letter dated July 6, 2016 from the Commission on the Form 10-K (the “10-K Letter”). After reviewing the comment raised in the 10-K Letter, the Company has provided the requested response. Consequently, the Company has addressed the issue raised and such issue did not require any amendments to the Form 10-K.

* * * *

We acknowledge the following:

•FelCor is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	FelCor may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the staff have any questions concerning the above responses or desire further information or clarification in connection therewith, please contact me at 972-444-4925.

Sincerely,

/s/Jeffrey D. Symes

Jeffrey D. Symes
Senior Vice President
Chief Accounting Officer and Treasurer

cc:     Michael C. Hughes, Chief Financial Officer, FelCor Lodging Trust Incorporated
Jonathan H. Yellen, General Counsel, FelCor Lodging Trust Incorporated
Robert W. Dockery, Polsinelli PC